SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

REDIFF.COM INDIA LIMITED
________________________________________________________
(Name of Issuer)

American Depository Shares,
each ADS representing one-half of one Equity Share, Rs. 5 par value
________________________________________________________
(Title of Class of Securities)

757479100
________________________________________________________
(CUSIP Number)

Ajit Balakrishnan
c/o India Abroad
43 West 24th Street
New York, NY 10010
(646) 432-6008
________________________________________________________
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 2, 2003
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box / /.

Note. Schedule filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 757479100	13D	Page 2 of 7

1	NAME OF REPORTING PERSON Ajit Balakrishnan I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10

SOLE VOTING POWER

1,244,730 Equity Shares and 38,500 ADSs

SHARED VOTING POWER

2,200,002 Equity Shares

SOLE DISPOSITIVE POWER

1,244,730 Equity Shares and 38,500 ADSs

SHARED DISPOSITIVE POWER

2,200,002 Equity Shares

CUSIP NO. 757479100	13D	Page 3 of 7

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,444,732 Equity Shares and 38,500 ADSs

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.07%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT.

CUSIP NO. 757479100	13D	Page 4 of 7

Item 1.      Security and Issuer.

The securities that are the subject of this Schedule are the American Depository Shares, each representing one-half of one Equity Share, Rs. 5 par value, of REDIFF.COM INDIA LIMITED (“Rediff”). Rediff's principal executive offices are located at Mahalaxmi Engineering Estate, 1st Floor, L. J. First Cross Road, Mahim (West), Mumbai 400 016, India.

Mr. Ajit Balakrishnan is filing this Schedule by virtue of his deemed beneficial ownership of at least 25% of the outstanding Equity Shares of Rediff.

Item 2.     Identity and Background.

(a)	The name of the person filing this Schedule is Mr. Ajit Balakrishnan.

(b)	The business address of Mr. Balakrishnan is c/o India Abroad, 43 West 24th Street, New York, New York 10010.

(c)	Mr. Balakrishnan is the Chairman and Managing Director of Rediff.

(d and e)

During the last five years, Mr. Balakrishnan has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

(f)	Mr. Balakrishnan is a citizen of the Republic of India.

Item 3.      Source and Amount of Funds or Other Consideration.

The table below details the Equity Shares of Rediff disposed by Mr. Balakrishnan through Quintrol Technologies Private Limited:

Date	# of Equity Shares	Amount of Funds	Nature of Ownership
June 2, 2003	144,540	$93,951[1]	Indirect/Quintrol Technologies Private Limited

____________________________
1The consideration paid for the Equity Shares disposed on behalf of Mr. Balakrishnan was 4,532,774 Indian Rupees, or $93,951 based upon the exchange rate of Rs. 48.25=US$1 as of the date of the disposition.

CUSIP NO. 757479100	13D	Page 5 of 7

Item 4.      Purpose of Transaction.

        The Equity Shares which were disposed by Mr. Balakrishnan were disposed by him for investment purposes.

Item 5.      Interest in Securities of the Issuer.

(a)

Mr. Balakrishnan may be deemed to be the beneficial owner of an aggregate of 3,444,732 Equity Shares and 38,500 ADSs (which are the subject of this report) of Rediff, constituting 27.07% percent of the outstanding Equity Shares of Rediff based upon 12,795,200 Equity Shares outstanding as set fourth in the Company's Quarterly Report on Form 6-K dated December 31, 2002, Commission File No. 333-37376. Each ADS represents one-half of one Equity Share of the issuer.

(b)

Mr. Balakrishnan may be deemed to be the beneficial owner of (i) 1,100,190 Equity Shares of Rediff, and (ii) 5,300 ADSs of Rediff.

Mr. Balakrishnan, by virtue of his position as a director as well as being a 99.9% stockholder of Quintrol Technologies Private Limited, may be deemed to be the beneficial owner of 144,540 Equity Shares of Rediff, with respect to which he holds the sole power to vote and the sole power to dispose of or direct the disposition.

Mr. Balakrishnan, by virtue of his control position as the managing member and holder of 99.9% of the membership interests, of the General Partner of AB Technologies, LLC, a New York limited liability company, may be deemed to be the beneficial owner of 33,200 ADSs of Rediff, with respect to which he holds the sole power to vote and the sole power to dispose of or direct the disposition.

Mr. Balakrishnan, by virtue of his position as a director as well as being a 50% stockholder, of Redifussion Holdings Private Limited, may be deemed to be the beneficial owner of 2,200,002 Equity Shares of Rediff, with respect to which he holds the shared power to vote and the shared power to dispose of or to direct the disposition.

(c)	There was one (1) transaction as follows:

Quintrol Technologies Private Limited sold 144,540 Equity Shares for an aggregate purchase price of $93,951 in a privately negotiated transaction on June 2, 2003.

(d)	Not applicable.

(e)	Not applicable.

CUSIP NO. 757479100	13D	Page 6 of 7

Item 6.	Contracts, Arrangements, Understandings or Relationship With respect to Securities of the Issuer. None.

Item 7.	Materials to be Filed as Exhibits. None.

CUSIP NO. 757479100	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

DATED:June 3, 2003

/s/ Ajit Balakrishnan Ajit Balakrishnan